UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)*

                                 MediaBay, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   58446J 10 8
                                 (CUSIP Number)

                          Joseph G. Connolly, Jr., Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                  202-637-5600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 31, 1997
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   2    of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------

                                  SCHEDULE 13D
--------- --------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          NORTON HERRICK
          C/O THE HERRICK COMPANY, INC.
          2 RIDGEDALE AVENUE, P.O. BOX 214
          CEDAR KNOLLS, NEW JERSEY 07927-0214

--------- --------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)
                                                                                                                          (b) |X|

--------- --------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          PF, OO

--------- --------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                                  [ ]

--------- --------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA

---------------------------- ------ ------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                    17,432,527 (INCLUDES 16,047,085 SHARES ISSUABLE UPON EXERCISE OR CONVERSION OF WARRANTS, OPTIONS
         NUMBER OF                  AND CONVERTIBLE DEBT)
                             ------ ------------------------------------------------------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY                 363,265
         OWNED BY
                             ------ ------------------------------------------------------------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING                  17,432,527 (INCLUDES 16,047,085 SHARES ISSUABLE UPON EXERCISE OR CONVERSION OF WARRANTS, OPTIONS
          PERSON                    AND CONVERTIBLE DEBT)
                             ------ ------------------------------------------------------------------------------------------------
           WITH              10     SHARED DISPOSITIVE POWER
                                    8,684,587 (INCLUDES 5,357,142 SHARES ISSUABLE UPON CONVERSION OF CONVERTIBLE DEBT AND PREFERRED
                                    STOCK)
--------- --------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,117,114  (INCLUDES  21,404,227  SHARES  ISSUABLE  UPON  EXERCISE OR
          CONVERSION OF WARRANTS, OPTIONS, PREFERRED STOCK AND CONVERTIBLE DEBT)

--------- --------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          N/A

--------- --------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          73.5%

--------- --------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- --------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   3    of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------


         This Amendment No. 14 (this  "Amendment")  amends and  supplements  the
Schedule 13D and previous amendments (the "Schedule 13D") filed by Norton Herrick (the "Reporting Person") relating to the common stock, no par value ("Common Stock"), of MediaBay, Inc., a Florida corporation (the "Company"). The Reporting Person is filing this Amendment to report securities over which the Reporting Person may be deemed the beneficial owner but which are or were owned by other persons and entities. Capitalized terms not otherwise defined have the meanings set forth in the prior Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 is amended to report information with respect to securities of the Company that the Reporting Person may be deemed the beneficial owner but which are or were owned by other persons and entities.

         Set forth under Item 5(c) of this Amendment are various transactions engaged in by (i) Evan Herrick, the Reporting Person's son, (ii) Betty Sutta, the Reporting Person's sister-in-law, and Englewood Investments, LLC, a limited liability company wholly owned by Betty Sutta ("Englewood"), (iii) Howard Appel, a business acquaintance of the Reporting Person, and the entities believed by the Reporting Person to be related to Howard Appel (collectively, "H.A."), and
(iv) the N. Herrick Irrevocable ABC Trust, of which Howard Herrick, the Reporting Person's son, is the sole trustee (the "N. Herrick Trust"), that involved securities which may be deemed beneficially owned by the Reporting Person. Item 5(c) also sets forth the consideration paid in such transactions if known by the Reporting Person.

         A. Evan Herrick, over an extended period of time, (i) acquired shares of Common Stock through open market transactions with a combination of personal and borrowed funds and in a private transaction as partial repayment of a loan,
(ii) received stock options from the Company, (iii) acquired notes issued by the Company convertible into Common Stock, which were purchased with a combination of personal funds, borrowed funds and funds borrowed from the Reporting Person or entities related to the Reporting Person or members of his family, and (iv) received shares of the Company's Series A Convertible Preferred Stock ("Preferred Stock") in exchange for a convertible note.

         B. Betty Sutta and Englewood, over an extended period of time, acquired shares of Common Stock through open market transactions with funds borrowed from related persons and entities and from entities related to the Reporting Person or members of his family and through margin account borrowings. As set forth in
Item 5(c) of this Amendment, all of the shares of Common Stock acquired by Betty Sutta and Englewood have been sold to third parties or sold to the Reporting Person or parties related to him.

         C. H.A., over an extended period of time, acquired shares of Common Stock through open market transactions (except as noted in Item 5(c) below) with funds provided by the Reporting Person or entities related to the Reporting Person or members of his family, and/or, subject to an understanding at the time, that the Reporting Person would cover any losses resulting from such purchases. As set forth in Item 5(c) of this Amendment, to the Reporting Person's knowledge, all of the shares of Common Stock acquired by H.A. over which the Reporting Person may have been deemed the beneficial owner have been disposed of to third parties or transferred to the Reporting Person.

         D. The Reporting Person is also the beneficial owner of securities held by the N. Herrick Trust as a result of his shared power to cause or direct the disposition of the securities held in the trust. However, the Reporting Person does not have voting power with respect to the securities held by the N. Herrick Trust.

         E. In addition, as previously reported, the Reporting Person was deemed the beneficial owner of 488,460 shares of Common Stock owned by Howard Herrick, pursuant to Howard Herrick's grant of dispositive power over these shares to the Reporting Person. The Reporting Person's right of dispositive power over the 488,460 shares of Common Stock owned by Howard Herrick was terminated on June 19, 2003.

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   4    of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 is hereby amended and supplemented to report (i) the aggregate amount of securities which the Reporting Person currently beneficially owns,
(ii) various transactions by the Reporting Person and Huntingdon Corporation ("Huntingdon"), a company wholly owned by the Reporting Person, and (iii) various transactions by other persons and entities in the securities of the Company for which the Reporting Person may be deemed or may have been deemed the beneficial owner.

         (a) As of the date of this Amendment, the Reporting Person beneficially owns an aggregate of 26,117,114/1/ shares of Common Stock, which represents approximately 73.5% of the shares of Common Stock outstanding as of August 11, 2003. The shares of Common Stock beneficially owned by the Reporting Person include:

                  (i) 7,822,446/2/ shares held directly by the Reporting Person;

                  (ii) 285,000 shares held by M. Huddleston Enterprises, Inc., a company wholly owned by the Reporting Person;

                  (iii) 9,325,081/3/ shares held by Huntingdon;

                  (iv) 363,265 shares held by Evan Herrick; and

                  (v) 8,321,322/4/ shares held by N. Herrick Trust.

         (b) The number of shares of Common Stock as to which the Reporting Person has

                  (i) sole power to vote or direct the vote is 17,432,527/5/

                  (ii) shared power to vote or direct the vote is 363,265

                  (iii) sole power to dispose or direct the disposition is 17,432,527/6/


--------
1        Includes the Reporting  Person's right to acquire  21,404,227 shares of
Common Stock issuable upon the exercise or conversion of warrants, options, convertible debt and Preferred Stock.

2        Includes the Reporting  Person's rights to acquire  6,722,004 shares of
Common Stock issuable upon the exercise or conversion of warrants, options and convertible debt.

3        Represents the Reporting  Person's right to acquire 9,325,081 shares of
Common  Stock   issuable  upon  the  exercise  of  warrants  and  conversion  of convertible debt.

4        Includes the Reporting  Person's right to acquire  5,357,142  shares of
Common Stock issuable upon conversion of convertible debt and Preferred Stock.

5        Includes the Reporting  Person's right to acquire  16,047,085 shares of
Common Stock issuable upon exercise or conversion of warrants, options and convertible debt.

6        Includes the Reporting  Person's right to acquire  16,047,085 shares of
Common Stock issuable upon exercise or conversion of warrants, options and convertible debt.

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   5    of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------

                  (iv) shared power to dispose or direct the disposition is 8,684,587/7/

         (c) Set forth below are transactions that the Reporting Person and various entities have engaged in which involved shares of Common Stock for which the Reporting Person currently may be deemed or previously deemed the beneficial owner:

Shares Owned Directly by the Reporting Person and Related Transactions
----------------------------------------------------------------------

         A. As previously reported in the Reporting Person's Schedule 13D amendment filed on February 12, 1999, on September 10, 1998, the Company granted to the Reporting Person five-year options to purchase 750,000 shares of Common Stock. The previously reported information is hereby amended to report that the exercise price of these options is $5.25 per share.

         B. On February 7, 2000, the Reporting Person entered into a purchase agreement with a third party, Diversified Investment Fund Limited Partnership ("Diversified LP"), which provided that Diversified LP would purchase a $2,000,000 portion of a $4,776,250 principal amount of the convertible promissory note due December 31, 2004 of the Company held by the Reporting Person ("Note A")./8/ The $2,000,000 principal amount of the convertible note sold to Diversified LP by the Reporting Person was convertible into 179,775 shares at $11.125 per share. Pursuant to a letter agreement, dated December 31, 1998, between the Reporting Person and the Company (a copy of which is attached as an exhibit to the Reporting Person's Schedule 13D filed on February 12,
1999), the sale of a portion of Note A to Diversified LP resulted in the issuance by the Company to the Reporting Person warrants to purchase an additional 46,667 shares of Common Stock at an exercise price of $8.41 per share.

         C. As previously reported in the Reporting Person's Schedule 13D amendment filed on November 9, 2000, on August 25, 2000, the Reporting Person sold an aggregate of $2,776,250 principal amount of Note A. The previously reported information is hereby supplemented to report that the $2,776,250 principal amount of Note A was sold to Millworth Investments Inc. ("Millworth") and SPH Equities Inc. ("SPH"), with each of them acquiring $1,388,125 principal amount of the convertible note. In connection with the sale and in consideration of, among other things, the agreement to revise the terms of the notes to (i) forego interest payments, (ii) terminate the security interest in certain assets of the Company and (iii) eliminate the adjustable conversion feature of the notes and the agreement by Millworth and SPH to convert the full amount of the notes on or before December 31, 2000, the Company revised the conversion rate of the notes to $1.80 per share. In addition, with respect to Millworth, the Reporting Person retained a right to receive a percentage of the profits derived from the sale by Millworth of any shares of Common Stock acquired upon conversion of the $1,388,125 principal amount convertible note and retained shared dispositive power over any such shares of Common Stock./9/

         D. As previously reported in the Reporting Person's Schedule 13D amendment filed on December 20, 2000, on December 15, 2000, the Reporting Person rescinded the sale of an aggregate of $1,984,250 principal amount of the

------------

7        Includes the Reporting  Person's right to acquire  5,357,142  shares of
Common Stock issuable upon conversion of convertible debt and Preferred Stock.

8        The  maturity  date for Note A was December 31, 2004 at the time of the transaction described above. However, on October 3, 2002, the maturity date was extended to September 30, 2007.

9        During the Fall of 2000,  Millworth,  whose  President is Howard Appel, converted in the aggregate $792,000 of the $1,388,125 principal amount convertible note into 440,000 shares of Common Stock. In connection with the sale of 170,000 of such shares of Common Stock in October and November 2000, Millworth paid the Reporting Person an aggregate of $335,000 in cash, which amount included the purchase price (based on the conversion price) and a percentage of the profits. In addition, at the direction of the Reporting Person, Millworth delivered 270,000 shares of Common Stock to two third-party entities in private transactions in satisfaction of an obligation of the Reporting Person. The Reporting Person has no continuing beneficial ownership interest in these shares.

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   6    of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------

convertible notes. The $1,984,250 was the aggregate amount that remained on the notes sold to Millworth and SPH as noted above in paragraph "C." In connection with the rescission of the sale, the Reporting Person returned to the Company for cancellation warrants to purchase Common Stock. The warrants had been received by the Reporting Person as a result of the sale to Millworth and SPH described above in paragraph "C." The previously reported information is hereby amended to report that upon the Reporting Person's return to the Company for cancellation warrants to purchase 64,779 shares of Common Stock, the Reporting Person was issued warrants to purchase 18,480 shares of Common Stock with an exercise price of $8.41 per share pursuant to the December 31, 1998 letter agreement between the Reporting Person and the Company, which was attached as
Exhibit 1 to the Schedule 13D filed on February 12, 1999. The 18,480 warrants represented the warrants issuable upon the refinancing of $792,000 of the $1,388,125 principal amount convertible note that was sold to Millworth. In addition, the previously reported information also is hereby supplemented to report that as a result of the rescission of the note sale to Millworth and SPH, a convertible note, in the aggregate principal amount of $1,984,250, was issued to the Reporting Person with the same terms as Note A, including the adjustable conversion rate of $11.125 per share. As previously reported in the Reporting Person's Schedule 13D amendment filed on May 18, 2001, on May 14, 2001, the conversion rate of the $1,984,250 principal amount convertible note was reduced to $0.56 per share. In addition, the previously reported information is hereby amended to report that on October 3, 2002, the Reporting Person and the Company agreed to extend the maturity date of this convertible note to September 30, 2007, which was approved by the Company's stockholders on November 27, 2002. The Reporting Person currently holds the $1,984,250 principal amount convertible note, which is convertible into 3,543,303 shares of Common Stock.

         E. On July 31, 2003, the Reporting Person acquired 107,692 shares of Common Stock through the exercise of previously granted Company stock options. The Reporting Person paid the exercise price of the option ($150,000) by having the Company withhold 192,308 shares from the shares otherwise issuable pursuant to the option, having a fair market value equal to the exercise price.

Shares Owned by Huntingdon
--------------------------

         A. As previously reported in the Reporting Person's Schedule 13D amendment filed on May 18, 2001, on May 14, 2001, Huntingdon purchased from the Company (i) a $2,500,000 principal amount convertible senior promissory note due September 30, 2002 ("Note 1") and (ii) an $800,000 principal amount convertible senior subordinated note due December 31, 2002 ("Note 2"). Both notes are convertible into shares of Common Stock at the rate of $0.56 of principal and/or interest per share. The previously reported information is hereby supplemented to report that on May 14, 2001 in connection with the purchase of these notes, Huntingdon was issued warrants to purchase 1,650,000 shares of Common Stock at $0.56 per share. On March 31, 2002, Huntingdon and the Company agreed to extend the maturity date of Note 1 to January 15, 2003 and the maturity date of Note 2 to April 15, 2003. On October 3, 2002, the maturity dates of Note 1 and Note 2 were further extended to September 30, 2007. Also on October 3, 2002, the maturity date of the $500,000 principal amount of a convertible senior note issued to Huntingdon on February 22, 2002 ("Note 3") was extended to September 30, 2007. The previously reported information also is hereby supplemented to report that the convertibility of Notes 1, 2 and 3 were subject to approval by the Company's stockholders. This approval was obtained November 27, 2002. As of the date of this Amendment, Notes 1, 2 and 3 have not been converted.

         B. As previously reported in the Reporting Person's Schedule 13D amendment filed on November 20, 2002, Huntingdon purchased convertible notes and received warrants on October 3, October 10 and November 15, 2002 ("Note 4", "Note 5" and "Note 6", respectively). The previously reported information is hereby supplemented to report that the convertibility of Notes 4, 5 and 6 and the warrants associated therewith were subject to approval by the Company's stockholders. This approval was obtained November 27, 2002. As of the date of this Amendment, Notes 4, 5 and 6 have not been converted.

         C. On May 7, 2002, Huntingdon transferred to a third party warrants to purchase 25,000 shares of Common Stock in settlement of a disagreement between an affiliate of Huntingdon and that affiliate's former employee (who was also an officer of Huntingdon). The Reporting Person has no continuing beneficial ownership interest in these warrants.

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   7    of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------

Shares Owned by Evan Herrick
----------------------------

         Set forth in the table below are acquisition transactions that the Reporting Person caused or directed Evan Herrick to engage in which involved shares of Common Stock for which the Reporting Person may be deemed the beneficial owner:

----------------------------------- --------------------------------- -------------------------------- -----------------------------
DATE OF TRANSACTION                 AGGREGATE NUMBER OF SHARES        AGGREGATE PURCHASE PRICE         TYPE OF TRANSACTION
                                    ACQUIRED
----------------------------------- --------------------------------- -------------------------------- -----------------------------
November 22, 1997                         1,000                       $     10,000                     Purchased in connection with
                                                                                                       the Company's initial public
                                                                                                       offering
----------------------------------- --------------------------------- -------------------------------- -----------------------------
March 31, 1998                            3,700                       $     17,152                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
April 18, 2000                          102,000                       $    401,560                     Open market purchases.  Evan
                                                                                                       Herrick borrowed $400,000
                                                                                                       for these  purchases from
                                                                                                       an affiliated  company of
                                                                                                       Evan Herrick.
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 1, 2000                             11,100                       $     37,008                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 2, 2000                             10,000                       $     34,556                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 7, 2000                             10,000                       $     36,125                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 9, 2000                             16,230                       $     70,722                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
November 15, 2000                        17,000                       $     48,820                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
November 17, 2000                        15,000                       $     37,938                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
November 22, 2000                         5,000                       $     11,699                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
November 27, 2000                        10,500                       $     21,210                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
November 29, 2000                         5,000                       $      9,458                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
December 16, 2002                       218,185                       $    255,276                     Acquired in a private
                                                                                                       transaction as partial
                                                                                                       repayment of a loan from Evan
                                                                                                       Herrick to Englewood.
----------------------------------- --------------------------------- -------------------------------- -----------------------------


         Set forth in the table below are disposition transactions that the Reporting Person caused or directed Evan Herrick to engage in which involved shares of Common Stock for which the Reporting Person may be deemed the beneficial owner:

----------------------------------- --------------------------------- -------------------------------- -----------------------------

DATE OF TRANSACTION                 AGGREGATE NUMBER OF SHARES        AGGREGATE PROCEEDS               TYPE OF TRANSACTION
                                    DISPOSED
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 19, 2000                            35,450                       $    129,649                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 22, 2000                             2,500                       $      9,451                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 30, 2000                             2,000                       $      6,685                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 31, 2000                             6,000                                 --                     Gift to a relative
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 13, 2000                          500                       $      1,079                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
November 20, 2000                        15,000                       $     33,512                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   8    of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------

         In addition, Evan Herrick received from the Company the following options to purchase shares of Common Stock, which the Reporting Person, prior to their cancellation, may have been deemed the beneficial owner.

         o On January 4, 2000, Evan Herrick received from the Company options to purchase 150,000 shares of Common Stock at an exercise price of $10.375 under the Company's 1999 Stock Incentive Plan, which were exercisable from January 4, 2000 to January 4, 2005. In October 2002, the Company advised Evan Herrick that these options had expired pursuant to their terms.

         o On May 30, 2000, Evan Herrick received from the Company options to purchase 150,000 shares of Common Stock at an exercise price of $4.00, which were exercisable from May 30, 2000 to May 30, 2010. In October 2002, the Company advised Evan Herrick that these options had expired pursuant to their terms.

         As described below, Evan Herrick also purchased from the Company certain convertible promissory notes which the Reporting Person may also be deemed the beneficial owner.

         Pursuant to agreements between the Company and Evan Herrick dated December 29, 1999, on each of December 29, 1999, January 7, 2000 and February 4, 2000, Evan Herrick loaned the Company $1,000,000 for which he was issued three convertible promissory notes on the dates of the respective loans, each in the principal amount of $1,000,000 with a conversion rate of $11.125 per share. On April 24, 2000, Evan Herrick exchanged with the Company the three convertible promissory notes for a new convertible promissory note in the principal amount of $3,000,000. In addition, because the notes when issued were intended to serve only as bridge loan financing for the Company until replacement financing was found, the conversion rate of the new convertible promissory note was reduced to $4.00 per share when the Company was unable to refinance the notes. Of the $3,000,000 loan amount provided by Evan Herrick to the Company, $1,000,000 was obtained from Evan Herrick's personal funds, $130,000 was borrowed from a partnership in which Evan Herrick had an interest, $870,000 was borrowed from an entity wholly owned by a relative of the Reporting Person and Evan Herrick and $1,000,000 was a loan personally guaranteed by Evan Herrick and drawn on an allocation of the Reporting Person's line of credit with a bank. Subsequent to the draw down from the line of credit, Evan Herrick borrowed $1,000,000 from the Reporting Person to repay the bank loan.

         On August 23, 2000, the Company agreed to a further reduction of the conversion rate of the $3,000,000 note to $1.75 per share. This reduction was done in consideration for Evan Herrick's agreement to, among other things, (i) forego monthly interest payments under the note from July 31, 2000 through December 31, 2000, (ii) eliminate the anti-dilution provisions (other than the mechanical anti-dilution) provisions of the note, (iii) give the Company the option to make payments of interest on or after January 1, 2001 in cash or in registered shares of Common Stock based on the conversion rate of the note in effect on the scheduled interest payment dates and (iv) loan or arrange for a loan to the Company, at the Company's written request within 15 days after the entire amount of the note is converted by Evan Herrick, of up to $500,000 on terms substantially similar to the note (except that the conversion rate of any convertible notes issued in connection with such loan would be equal to the fair market value of the Common Stock at the time of the loan). As part of the transaction, Evan Herrick agreed not to convert $1,250,000 principal amount of the note prior to April 21, 2001 without the Company's prior written consent.

         On January 12, 2001, Evan Herrick and the Company entered into a letter agreement extending the date by which $1,250,000 principal amount of the note could not be converted to June 1, 2001. On April 30, 2001, the conversion rate of the note was reduced to $0.56 per share from $1.75 per share in consideration of Evan Herrick's agreement to, among other things, (i) consent to the Company's incurrence of up to $3,800,000 of indebtedness which would be Senior Debt (as defined in the note), (ii) convert the note to shares of a class of preferred stock if required by the Company, under certain circumstances, and (iii) forego current cash interest. On January 18, 2002, the Company exchanged $2,500,000 principal amount of the note held by Evan Herrick for 25,000 shares of Preferred Stock, which are convertible into 4,464,285 shares of Common Stock.

         On October 3, 2002, Evan Herrick and the Company agreed to extend the maturity date of the remaining $500,000 principal amount of the note to September 30, 2007. The convertibility of this note was subject to approval of the Company's stockholders, which was obtained on November 27, 2002.

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   9    of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------

         On December 31, 2002, Evan Herrick sold the remaining $500,000 principal amount of the note and the 25,000 shares of Preferred Stock for aggregate proceeds of $3,300,000 to the N. Herrick Trust in a private transaction.

Shares Owned by Betty Sutta and Englewood
-----------------------------------------

         Set forth below are acquisition transactions that the Reporting Person caused or directed Betty Sutta to engage in which involved shares for which the Reporting Person may be deemed the beneficial owner:

----------------------------------- --------------------------------- -------------------------------- -----------------------------

DATE OF TRANSACTION                 AGGREGATE NUMBER OF SHARES        AGGREGATE PURCHASE PRICE         TYPE OF TRANSACTION
                                    ACQUIRED
----------------------------------- --------------------------------- -------------------------------- -----------------------------
December 19, 2000                        20,800                       $     31,179                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
December 19, 2000                        14,000                       $     23,590                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
December 19, 2000                        12,000                       $     21,144                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
December 20, 2000                        30,100                       $     42,381                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
December 21, 2000                        19,100                       $     25,651                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
December 22, 2000                        30,000                       $     37,530                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
January 2, 2001                         142,800                       $    146,370                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
January 5, 2001                          30,000                       $     42,870                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
January 5, 2001                          18,600                       $     30,392                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
January 5, 2001                          47,000                       $     67,210                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
April 17, 2001                           25,000                       $     25,250                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
April 19, 2001                            5,200                       $      5,320                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------

         On May 24, 2001, Betty Sutta transferred 394,600 shares of Common Stock to Englewood as a contribution to Englewood's capital.

         Set forth below are acquisition transactions that the Reporting Person caused or directed Englewood to engage in which involved shares for which the Reporting Person may be deemed the beneficial owner:

----------------------------------- --------------------------------- -------------------------------- -----------------------------

DATE OF TRANSACTION                 AGGREGATE NUMBER OF SHARES        AGGREGATE PURCHASE PRICE         TYPE OF TRANSACTION
                                    ACQUIRED
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 24, 2001                             77,000                       $     71,610                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 25, 2001                             15,000                       $     15,225                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
August 10, 2001                          10,000                       $      9,350                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
August 14, 2001                          21,500                       $     22,124                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
April 23, 2002                           30,000                       $    127,470                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
April 26, 2002                            5,100                       $     20,553                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 24, 2002                             14,000                       $     75,922                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 24, 2002                              6,700                       $     38,438                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 31, 2002                              8,500                       $     43,418                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 31, 2002                             34,000                       $    160,922                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 4, 2002                             27,000                       $    104,706                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 7, 2002                             11,000                       $     49,236                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 7, 2002                             18,085                       $     77,259                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 14, 2002                             5,000                       $     24,400                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 19, 2002                             5,000                       $     23,580                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 20, 2002                             5,000                       $     23,340                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   10   of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------


----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 21, 2002                             8,000                       $     35,824                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 24, 2002                             5,200                       $     23,067                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 25, 2002                             5,000                       $     24,300                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 5, 2002                              5,500                       $     25,273                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 8, 2002                              3,000                       $     13,827                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 9, 2002                              9,600                       $     43,018                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 10, 2002                            26,000                       $    111,540                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 12, 2002                             5,500                       $     24,145                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 15, 2002                             4,200                       $     17,783                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 16, 2002                             8,500                       $     34,791                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 18, 2002                            16,600                       $     66,051                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 19, 2002                             1,500                       $      5,855                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 22, 2002                             5,000                       $     18,225                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 23, 2002                             1,000                       $      3,650                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
August 26, 2002                           1,800                       $      5,578                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
August 26, 2002                           3,000                       $      9,039                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------

         Set forth below are disposition transactions which the Reporting Person caused or directed Englewood to engage in which involved shares for which the Reporting Person may be deemed the beneficial owner:

----------------------------------- --------------------------------- -------------------------------- -----------------------------

DATE OF TRANSACTION                 AGGREGATE NUMBER OF SHARES        AGGREGATE PROCEEDS               TYPE OF TRANSACTION
                                    DISPOSED
----------------------------------- --------------------------------- -------------------------------- -----------------------------
April 15, 2002                           30,980                       $    127,700                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 7, 2002                               1,000                       $      4,109                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 10, 2002                              3,000                       $     12,918                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 10, 2002                              2,000                       $      9,448                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 10, 2002                              2,780                       $     13,030                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 10, 2002                             10,220                       $     47,901                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 13, 2002                              5,000                       $     25,654                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 14, 2002                              4,000                       $     19,596                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 17, 2002                              3,000                       $     16,509                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 17, 2002                              3,000                       $     17,067                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 24, 2002                              3,100                       $     17,518                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 6, 2002                                400                       $      1,842                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 7, 2002                              7,770                       $     26,379                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 11, 2002                             4,000                       $     17,268                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 13, 2002                             2,000                       $      9,734                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 14, 2002                             7,000                       $     30,926                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
June 18, 2002                             1,000                       $      4,849                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
August 20, 2002                           1,000                       $      3,200                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
August 23, 2002                           1,000                       $      3,010                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
August 23, 2002                           1,000                       $      3,132                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
August 23, 2002                           2,000                       $      6,514                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
August 26, 2002                           1,800                       $      5,445                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 5, 2002                         2,000                       $      5,118                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 6, 2002                         2,000                       $      4,868                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 6, 2002                         2,000                       $      4,724                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 9, 2002                         5,000                       $     11,765                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 10, 2002                        2,000                       $      4,768                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 12, 2002                        6,000                       $     14,202                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   11   of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------

----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 13, 2002                        2,000                       $      5,588                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 13, 2002                        2,000                       $      5,738                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 13, 2002                        2,000                       $      5,468                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 17, 2002                        2,000                       $      4,998                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 20, 2002                        2,000                       $      4,964                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 20, 2002                        2,000                       $      4,578                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 20, 2002                        2,000                       $      4,404                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
September 23, 2002                        1,300                       $      2,519                     Open market sales
----------------------------------- --------------------------------- -------------------------------- -----------------------------
December 16, 2002                       218,185                       $    255,276                     Disposed of in a private
                                                                                                       transaction as partial
                                                                                                       repayment of a loan from Evan
                                                                                                       Herrick to Englewood
----------------------------------- --------------------------------- -------------------------------- -----------------------------

         On May 13, 2003, Englewood sold 447,350 shares of Common Stock to the Reporting Person in a private transaction for $357,800. As a result of this sale, the 447,350 shares of Common Stock for which the Reporting Person was deemed the indirect beneficial owner, are now directly owned by the Reporting Person. This direct beneficial ownership was reported in the Reporting Person's
Schedule 13D amendment filed on May 20, 2003.

Purchases and Sales by H.A.

         The Reporting Person believes that H.A. engaged in the following acquisition transactions/10/ for which the Reporting Person may be deemed the beneficial owner/11/:

----------------------------------- --------------------------------- -------------------------------- -----------------------------

DATE OF TRANSACTION                 AGGREGATE NUMBER OF SHARES        AGGREGATE PURCHASE PRICE/11/     TYPE OF TRANSACTION
                                    ACQUIRED
----------------------------------- --------------------------------- -------------------------------- -----------------------------
January 19, 2001                         31,000                       $     42,022                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
January 31 - February 9, 2001/12/       105,800                       $    139,629                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
May 22 -June 18, 2001/12/                30,000                       $     29,938                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
July 2001/12/                            54,000                       $     50,000                     Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
August 2001/12/                          75,000                       $     60,000                     __________/13/
----------------------------------- --------------------------------- -------------------------------- -----------------------------
_________/14/                            68,000                              ___/14/                   Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------
_________/14/                            24,900                              ___/14/                   Open market purchases
----------------------------------- --------------------------------- -------------------------------- -----------------------------

-------------
10       H.A.  may have  engaged in other  acquisition  transactions  during the period reported of which the Reporting Person has no knowledge and the Reporting Person has no beneficial ownership interest.

11       H.A.  purchased  these  shares  with funds  provided  by the  Reporting
Person, and/or, subject to an understanding at the time, that the Reporting Person would cover any losses resulting from such purchases.

12       The   Reporting   Person  does  not  know  the  exact  dates  of  these
transactions as the transactions were effected by a person not under the control of the Reporting Person.

13       The Reporting Person does not know whether H.A.  purchased these shares in a private transaction or as an open market purchase.

14       The  Reporting  Person  does  not know  the  transaction  date or price information as the transactions were effected by a person not under the control of the Reporting Person.

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   12   of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------

         On the dates set forth below, H.A. delivered shares of Common Stock to the Reporting Person in the amounts set forth below, for which the Reporting Person may be deemed the beneficial owner:

         o On March 8, 2001, H.A. delivered 80,800 shares of Common Stock to the Reporting Person;

         o On August 20, 2001, H.A. delivered 29,000 shares of Common Stock to the Reporting Person;

         o On July 16, 2002, H.A. delivered 219,000 shares of Common Stock to the Reporting Person; and

         o On January 21, 2003, H.A. delivered 24,900 shares of Common Stock to the Reporting Person.

         On July 16, 2002, the Reporting Person delivered 5,000 shares of Common Stock, which shares were previously delivered to the Reporting Person by H.A.,/15/ to a third party in a private transaction in satisfaction of an obligation of the Reporting Person./16/ The Reporting Person has no continuing beneficial ownership interest in these shares.

         The Reporting Person believes the 30,000 shares of Common Stock acquired by H.A. that were not transferred to the Reporting Person were sold by H.A. on or after June 18, 2001, to a third party. The Reporting Person believes H.A. retained the proceeds from such sale. /17/ The Reporting Person believes that these shares were initially purchased by H.A. with funds provided by the Reporting Person. The Reporting Person has no continuing beneficial ownership interest in these shares.


Shares Owned by N. Herrick Trust
--------------------------------

         Set forth below are acquisition transactions that the N. Herrick Trust has engaged in which involved shares for which the Reporting Person may be deemed the beneficial owner.

         As previously disclosed in the Reporting Person's Schedule 13D filed on February 12, 1999, as of the Company's initial public offering on October 22, 1997, the N. Herrick Trust owned 2,714,180 shares of Common Stock. The previously reported information is hereby amended to report that the Reporting Person may be deemed the beneficial owner of the shares of Common Stock owned by the N. Herrick Trust and is supplemented to report the following transactions by the N. Herrick Trust:

         o        On March 15, 2000,  the N.  Herrick  Trust  purchased  250,000 shares of Common Stock in the Company's follow-on primary offering at an aggregate purchase price of $2,250,000; and

         o On December 31, 2002, the N. Herrick Trust purchased from Evan Herrick in a private transaction the following securities: (i) a $500,000 principal amount of convertible senior subordinated promissory note issued by the Company, which is convertible into 892,857 shares of Common Stock, and (ii) 25,000 shares of Preferred Stock, which are convertible into 4,464,285 shares of Common Stock. The total aggregate purchase price of the note and the shares of Preferred Stock was $3,300,000.

-------------

15       The  Reporting  Person does not recall the exact date when these shares were received from H.A.

16       The closing  price of the Common  Stock on the Nasdaq  Stock  Market on
July 16, 2002 was $4.04. Based on this closing price, the value of the 5,000 shares transferred to the third party is estimated to be $20,200.

17       The Reporting Person does not know the aggregate  proceeds  information as the transaction was effected by a person not under the control of the Reporting Person.

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   13   of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------

         (d) Huddleston, Huntingdon, Evan Herrick and the N. Herrick Trust will receive any dividends from, or the proceeds from any sale of, such shares of Common Stock currently directly owned by them.

         (e) Not applicable.

------------------------------                       ---------------------------

CUSIP No. 58446J 10 8                                Page   14   of    14  Pages
          -----------                                     ------     ------
------------------------------                       ---------------------------



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 14 is true, complete and correct.


Date:    September 5, 2003


/s/ Norton Herrick
--------------------------------
Norton Herrick